SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

P.T. Indosat Tbk

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

PT INDOSAT Tbk

INVITATION

ON

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS (“EGMS”)

The Board of Directors of PT Indosat Tbk (“Company”) hereby invites the shareholders of the Company to attend the Company’s EGMS, which will be held on:

Date

:

Thursday, December 22, 2005

Time

:

02.30 p.m. local time till end.

Venue

:

Indosat Auditorium,

Indosat Building

Jl. Medan Merdeka Barat No. 21

Jakarta 10110

Agenda

:

To approve the proposed change of the Deputy President Director of the

Company

Notes:

1.

This announcement is intended as an invitation. The Company will not submit or send any other invitation to the shareholders.

2.

Registration desk will open on December 22, 2005 at 01.15 p.m. and closed at 02.15 p.m. local time. Registration may be extended, if necessary, until the commencement of the EGMS.

3.

Shareholders who are entitled to attend the EGMS are:

a.

For those whose shares have not been electronically registered into the Collective Custody of PT KSEI, only the shareholders whose names are registered in the Company’s Share Register as at 04.00 p.m. on December 6, 2005, or their authorized representative.

b.

For those whose shares are in the Collective Custody of PT KSEI, only the account holders whose names are registered as the Company shareholders in the security account of the custodian bank or securities company as at 04.00 p.m. on December 6, 2005, or their authorized representative.

4

Shareholders who are not able to attend the EGMS could appoint an authorized representative by assigning a Power of Attorney, with the condition that member of the Board of Directors, Board of Commissioners and employees of the Company are not allowed to act as an authorized representative at the EGMS and any of their voting rights in the EGMS will be deemed void and invalid.

5

The shareholders or their authorized representative who will attend the EGMS should present a copy of his or her Personal Identification or other identifications (ID) during registration. Shareholders whose shares are registered in the collective custody of PT KSEI, are expected to present written confirmation for EGMS (KTUR) available from the custodian bank or securities company.

6

Form of the Power of Attorney can be obtained in the Company’s office, 2nd floor  Indosat Building, Jl. Medan Merdeka Barat No. 21, Jakarta 10110 from December 8, 2005 up to December 16, 2005 during office hours.

7.

The duly executed Power of Attorney is expected to be received by the Company’s Board of Directors through the Investor Relations Division no later than December 19, 2005 at 04.00 p.m. (local time).

8.

Material related to the EGMS agenda is available for inspection at the Investor Relations Division starting from the date of this invitation, during office hours. If required, the document can be obtained by submitting a written request to the Investor Relations Division.

9.

For your convenience the shareholders or authorized representatives who intend to attend the EGMS, are kindly requested to notify the Company through:

telephone no.  (021) 386 9402 & (021) 386 9403

fax no. (021) 386 4673 & (021) 380 4045.

10.

The shareholders or their authorized representatives are kindly requested to present 30 (thirty) minutes prior to the EGMS.

Jakarta, December 7, 2005

PT INDOSAT Tbk

The Board of Directors

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             PT Indosat Tbk.

Date   December 7, 2005

By  :

_______________________________

Name :   Hasnul Suhaimi

   Title   :    President Director